2003
THIRD QUARTER REPORT
BENGUET CORPORATION
AND SUBSIDIARIES

The third quarter of 2003 proved to be another profitable quarter for mining activities as the ore shipments of the Masinloc Chromite Operation (MCO) this year have more than doubled that of last year on a to-date basis. The Acupan Contract Mining Operation has improved its production rate by almost 50% since the start of the year, and the Irisan Lime Project continues to maintain profitability even on a one-kiln (of three) operation. On the whole, your Company performed better this quarter and the nine-month period compared to last year. Benguet Corporation officially started its 15-year operation of the Kalilangan, Bukidnon water system on August 1, 2003. Benguetrade, Inc. on the other hand, continues to win projects for completion next year, as it increased its orders backlog by 64% from last quarter.

Consolidated Results

Consolidated net loss for the third quarter of 2003, mainly representing caretakership cost of suspended operations and accrued interest expense, amounted to P49,100,000 (US$894,000) or P0.43 (US$0.008) per share, compared to the loss of P100,000,000 (US$1,908,000) or P0.88 (US$0.017) per share in the same quarter of 2002. The positive variance was attributable to income generated by MCO and ACMP, lower foreign exchange losses and higher miscellaneous income this quarter. For the nine-month period, consolidated net loss amounted to P200,100,000 (US$3,642,000) or P1.75 (US$0.032) per share, 14% lower than the loss of P233,000,000 (US$4,442,000) or P2.04 (US$0.039) per share in the same period last year.

Operating revenues improved to P81,300,000 (US$1,480,000) this quarter from operating revenues of P43,900,000 (US$837,000) in the same quarter in 2002. For the nine-month period, operating revenues increased to P213,600,000 (US$3,888,000) from P127,900,000 (US$2,439,000) for the same period in 2002.

Mining Operations

The Masinloc Chromite Operation (MCO) generated a net income of P8,400,000 (US$153,000) this quarter, compared with the net loss of P5,500,000 (US$105,000) for the same quarter in 2002. For the nine-month period, net earnings amounted to P15,200,000 (US$277,000), compared with the net loss of P3,100,000 (US$60,000) for the same period in 2002. Shipment volume for the quarter and for the nine-month period aggregated 6,910 tonnes and 14,420 tonnes this year, compared with the 889 tonnes and 7,097 tonnes shipped for the same period in 2002. A rationalization of MCO's business strategy is being undertaken to consider issues like the China market and the development of chemical grade chromite ore.

The Acupan Contract Mining Project (ACMP) generated a net income of P3,900,000 (US$71,000) this quarter and P6,700,000 (US$123,000) for the nine-month period. Funds provided by ACMP is P4,700,000 and P10,800,000 for the quarter and the nine- month period respectively. This quarter, ACMP milled its ore share of 1,008 tonnes grading 16.86 grams gold per tonne, producing 523 ounces gold. Production volume for the nine-month period totaled 1,481 ounces of gold from the milling of 3,019 tonnes of ore containing 18.71 grams of gold per tonne. The production rate of ACMP has improved to 32 tonnes per day from 22 tonnes per day at the start of the year.

Your Company's Irisan Lime Project (ILP) generated this quarter a net income of P0.477 million (US$8,600), 26% lower than the same quarter in 2002. For the nine-month period, ILP generated a net income of P1.426 million (US$26,000) this year compared to P1.338 million (US$25,500) last year.

Exploration, Research & Development

Your Company has completed initial geological evaluation of the epithermal gold prospects in the north northeastern sector of its Kingking property. The gold resource which lies northeast of the main Kingking copper-gold porphyry deposit was estimated to be 69,000 metric tonnes with an average grade of 8.02 grams gold per metric tonne and containing about 17,300 ounces of gold. Your Company is presently completing a feasibility study for establishing a gold mining operation at Kingking similar to the Acupan Contract Mining Project in Balatoc, Itogon, Benguet.

Your Company also re-evaluated the epithermal gold prospects inside the claims of Pantukan Mineral Corporation (PMC) which are adjacent to Kingking. At PMC, a preliminary gold resource of 87,800 metric tonnes having an average grade of 8.42 grams gold per metric tonne and containing about 22,600 ounces of gold was estimated. Field works included geological mapping and sampling of 623 meters of small scale miners' tunnels and about 9.4 kilometers of creeks, trails and road cuts.

Meanwhile, your Company continues to discuss with foreign-based mining groups on the possibility of joint venture operations for the Kingking porphyry copper-gold deposit. Your Company is continuing its pre-feasibility study on the viability of initially mining only the copper oxide portion of the porphyry copper-gold deposit.

Water Resource Development

The Baguio Water District (BWD) has restudied the various private sector participation modes for the bulk water supply project (i.e., BOT-Solicited and

–Unsolicited, Royalty, Joint Venture, and Purchase Order options) their respective advantages and disadvantages, selection processes and timeliness. BWD's preference at this time is to procure bulk water through a long-term (25-year) purchase order with the appropriate Local Water Utility Administration (LWUA) guarantees and national government support to attract proponents. The BWD – Bids & Award Committee (BAC) has prepared draft terms of reference (TOR) along this line and has requested for LWUA review. While waiting for the results of this review, your Company completed the development of yet another technical option of delivering 50,000 cubic meters per day to BWD's Ambiong Tank.

For the Kalilangan, Bukidnon Water Project, your Company started the 15-year operation of the town water system on August 1, 2003. It established an office, hired staff and focused on major repair works on construction defects of the LGU's contractor. An initial positive result of your Company's activities was the enabling of regular water flow to far-flung Macaopao barangay, which before your Company's involvement was not receiving water from the system. Last September, your Company encountered numerous complaints from subscribers regarding high water bills. The average household consumption during the first month of operation was 30 cubic meters, high by the town's standards. The major causes of the high consumption were household leaks brought about by the sudden increase in water pressure, and the lack of proper conservation practices (before your Company took over the system, the residents were being charged only a nominal amount by the LGU regardless of how much water they actually consumed). In response to the complaints, your Company intensified orientation and education campaign activities on the proper and economical use of water and how to detect and repair household water leaks. Your Company foresees collection performance to be low during the first few months of operation, but this will improve and stabilize within three to six months as water conservation, household leak repair, and payment delinquency issues are addressed. The initial number of subscribers is 1,533, and your Company projects that this will increase to 1,700 service connections by yearend.

The construction activities for the Cabanglasan, Bukidnon water project are temporarily suspended as the LGU's consultant addresses the feasibility of developing a new well source. In Lantapan, Bukidnon, the LGU has developed a new water source but the effect to operations of the high treatment cost of the dirty water still has to be studied by your Company.

Land Development

Your Company's newest subdivision project, Woodspark Rosario in Rosario, La Union has been granted a Locational Clearance and Development Permit by the Sangguniang Bayan. The final subdivision survey, including the establishment of concrete markers for individual lots, has been completed. The DENR – Land Management Services has approved the final survey returns and preparatory activities for pre-selling are going on as your Company awaits the issuance of a Certification of Registration and License To Sell by the Housing and Land Use Regulatory Board (HLURB). Woodspark Rosario hopes to fulfill the housing needs of the families of overseas contract workers, municipal workers and other government agency employees in Rosario.

The Benguet Mines Tourism Village (BMTV) reported a net revenue of P638,000, a 23% increase from the same period last year. It registered 4,173 visitors, representing a 5% decrease from previous year's volume of 4,396 visitors during the same period. Media exposure of BMTV has been tremendous during the period under review. BMTV came out on IBC 13 Travelogue, ANC Channel 21, Lakbay TV, RPN 9 Auto Extreme and GMA 7 Saksi Side Trip. As part of the Department of Tourism's Wow Philippines publicity campaign, BMTV banners have been hung on lampposts in major thoroughfares in Metro Manila. The marketing campaign is still focused on target market segments in Benguet, La Union, Pangasinan and Metro Manila, with schools and colleges comprising at least 70% of the sales effort, and the balance distributed among the travel trade and NGOs.

Subsidiaries and Affiliates

Benguet Management Corporation (BMC), a 100% owned subsidiary, and its subsidiaries reported a consolidated net loss of P15,500,000 (US$281,000) this quarter and P41,000,000 (US$746,000) for the nine-month period of 2003, compared with the loss of P4,500,000 (US$86,000) and P29,600,000 (US$565,000) for the respective periods in 2002. The variance between 2003 and 2002 is mostly attributable to an extraordinary gain reported in 2002. The Foundry Division sold higher tonnage this year and reduced its loss to P11,515,000 this quarter, from P12,458,000 for the same quarter in 2002.

Benguetrade, Inc. the trading unit and wholly owned subsidiary of BMC incurred a net loss of P1,612,000 for the third quarter of 2003, a



slight improvement from last year's loss of P1,624,000 for the same period. During the quarter, BTI was able to clinch five projects at National Power Corporation – the Silo I Rehab Phase 2 of Calaca, the Construction of NPC Hangar Shed at Nichols, and miscellaneous bearings and fuses for MCF. It also received the Managing Director's approval of quote for Gainers Marketing 20CMH Sand Dryer fabrication. Other orders received were Mitsui

Hitec's submersible pump, FTC Merchandize jaw crusher liner castings, and
Asia Brewery's belt scrapers. These orders have further increased BTI's backlog to P4.138 million, up by P1.613 million from the June backlog of P2.525 million, in terms of project contribution margin.

For the coming quarter, BTI will continue to work on major prospects like Asia Brewery's fume scrubber system, AMETRON of Clark's fume scrubber rehab, Victorias Milling boiler feed pumps and automatic bagging lines for the Refinery, apron feeders, magnetic separator and miscellaneous gear castings for Semirara Mining, grinding rollers and guide rollers for two NPC coal-fired power plants, telescopic cylinders, pinhole grates castings and bagging equipment for La Carlota Sugar.

Since BTI expects only a small portion of the existing backlog to be realized up to the end of the year and the rest to be completed in 2004, it hopes to close several short gestation projects within the last quarter in order to improve its P&L for 2003.

The sluggish economic situation of the country continues to affect the operations of Arrow Freight Corporation (AFC), the logistics company of the Benguet Corporation. For the third quarter of the year, AFC generated revenues of P10.3 million, 10% lower than the P11.4 million it generated last year. The low demand for hauling services and the unrealized warehouse management contracts remain the major causes for the low revenues.

AFC hopes to improve its performance in the fourth quarter as most of its clients historically increase their logistics requirements during this time of the year in preparation for the Christmas season. Additionally, AFC recently concluded a warehouse management contract with Ginebra San Miguel, which will be implemented within the last quarter.

Debt Repayment Plan

On June 11, 1999, your Company reached an agreement with its creditor-banks on the repayment of its outstanding loans. A Term Sheet was signed extending the maturity of your Company's loan up to June 30, 2000, with automatic renewal every anniversary up to the year 2002, upon payment of annual interest. Your Company was able to settle major portions of the interest due on June 30, 2000 through a combination of cash and Tax Credit Certificates (TCCs). For June 30, 2001 and June 30, 2002, your Company

wrote the banks and offered to settle the annual interest due on 2001 and 2002 via TCCs. A majority of the banks indicated their acceptance but your Company deferred payment of the maturing principal due on June 30, 2002. In its letter to the banks dated October 3, 2002, your Company requested for additional time to settle its obligations pending its formal entry into the Baguio Bulk Water Project. As of September 30, 2003, your Parent Company's loans subject to the repayment plan amounted to P1.7 billion (US$31 million), plus interest.

Asset Disposal

Your Company's asset disposal activities this quarter generated P1,441,793 (US$26,000) from the sale of non-performing assets in the form of equipment, materials and supplies, and scrap materials. For the nine-month period, total disposal sales amounted to P6,790,342 (US$124,000).

Value-Added Tax Claims

The Bureau of Internal Revenue and Department of Finance have favorably granted your Company tax credit certificates of P13 million bringing to P591 million the aggregate amount of tax credit so far granted to your Company. As of September 30, 2003, the balance of your Company's claims awaiting administrative and judicial review for direct exports and gold sold to the BSP amount to P41 million and P203 million, respectively, or a total of P244 million.

Outlook

The fourth quarter promises to be another profitable one for the mining activities as MCO prepares to ship 4,000 tons of chrome ore and ACMP continues to increase its gold production rate during the period. Your Company will look to stabilize its water operation in Kalilangan, Bukidnon and improve collection performance as subscribers benefit from the efficient water service. BTI will endeavor to land new short-gestation projects while proceeding to service its orders backlog to end the year on a good note. Finally, your Company hopes that the combined efforts of the BWD and LWUA will result in a legal framework and bidding for the Baguio bulk water project before the end of 2003.

BENJAMIN PHILIP G. ROMUALDEZ
President & Chief Executive Officer

BENGUET CORPORATION
and Subsidiaries
Consolidated Results of Operations
In Thousands (Except Per Share Data)
(Unaudited)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
PHILIPPINE PESOS	**2003**	**2002**	**2003**	**2002**
Operating Revenue	**P 81,300**	P 43,900	**P213,600**	P127,900
Operating Profit (Loss)	**2,300**	2,095	**(20,700)**	(27,330)
Other Income (Expenses) – Net	**(51,400)**	(102,141)	**(179,400)**	(205,645)
Net Income (Loss)	**(P 49,100)**	(P100,046)	**(P200,100)**	(P232,975)
Earnings (Loss) Per Share (a)	**(P0.43)**	(P0.88)	**(P1.75)**	(P2.04)
US DOLLARS (b)				
Operating Revenue	**$ 1,480**	$ 837	**$3,888**	$2,439
Operating Profit (Loss)	**42**	40	**(377)**	(521)
Other Income (Expenses) – Net	**(936)**	(1,948)	**(3,265)**	(3,921)
Net Income (Loss)	**($ 894)**	($1,906)	**($3,642)**	($4,442)
Earnings (Loss) Per Share (a)	**($0.008)**	($0.017)	**($0.032)**	($0.039)

(a) Earnings per share are based on the weighted average number of common shares outstanding of 114,112,535 in 2003 and 2002.
(b) Benguet is a Philippine corporation and its books of accounts are kept in Philippine pesos. US Dollar figures are shown purely for convenience and were computed based on the interbank guiding rate at September 30 of P54.942 to US$1.00 in 2003 (P52.447 to US$1.00 in 2002).

BenguetCorp

Bulk Pre-Sorted 1st Class Postage Paid at Makati CPO under Permit No. PS 188-98 NCR dated July 21, 1998

2003 THIRD QUARTER